Exhibit 12.3

SL Green Operating Partnership L.P.

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Earnings

Income (loss) from continuing operations	$71,163	$8,841	$108,175	$1,619	$26,028	$62,061	$43,849
Add: JV cash distributions	98,619	18,483	586,271	79,523	525,372	128,305	112,540
Interest	65,154	56,752	231,264	235,347	295,634	263,663	94,799
Portion of rent expense representative of interest	5,527	5,664	22,432	22,986	24,346	23,276	17,850
Total earnings	$240,463	$89,740	$948,142	$339,474	$871,380	$477,306	$269,038

Fixed Charges

Interest	$65,154,	$56,752	$231,264	$235,347	$295,634	$263,663	$94,799
Interest capitalized	1,295	—	—	98	(179)	5,118	8,529
Portion of rent expense representative of interest	5,527	5,664	22,432	22,986	24,346	23,276	17,850
Amortization of loan costs expensed	3,806	2,295	9,046	7,065	6,142	15,893	4,424
Total Fixed Charges	$75,782	$64,711	$262,743	$265,496	$325,943	$307,951	$125,602
Ratio of earnings to fixed charges	3.17	1.39	3.61	1.28	2.67	1.55	2.14